October 30, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Restoration Hardware Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-176767)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “1933 Act”), the undersigned, as representatives of the underwriters of the offering of shares of common stock of Restoration Hardware Holdings, Inc. (the “Company”), hereby join in the Company’s request that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-176767) become effective on November 1, 2012 at 4:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

The undersigned, as representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned, as representatives of the underwriters, hereby advise you that the Company’s preliminary prospectus dated October 23, 2012 in connection with the offering referred to above was distributed to approximately 6,527 underwriters, dealers, institutions and others through the date hereof.

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Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele Allong
Name: Michele Allong
Title: Authorized Signatory

Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co.
Goldman, Sachs & Co.

[Signature Page to Restoration Hardware Acceleration Request]